UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-50807

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: April 1, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Design Within Reach, Inc.

Former Name if Applicable:

Not Applicable

Address of Principal Executive Office (Street and Number):

225 Bush Street, 20th Floor

City, State and Zip Code

San Francisco, California 94104

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On May 11, 2006, Design Within Reach, Inc. (the “Company”) announced the resignation of its chief executive officer and executive vice president of marketing and merchandising and the appointment of a new chief executive officer. In addition, the Company was delayed in filings its Annual Report on Form 10-K for the year ended December 31, 2005 until April 14, 2006. The disruptions caused by these management changes, together with the diversion of management’s attention caused by the 10-K delays, have caused unforeseen delay with completing the Form 10-Q. As a result, the Company was unable to file its Form 10-Q without unreasonable expense and effort. The Company is reviewing its financial results for the three months ended April 1, 2006, and is working with its independent registered public accounting firm to finish the review of its unaudited quarterly financial results as soon as practicable.

The Company intends to finalize and file its Form 10-Q on or before May 16, 2006.

IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vivian Macdonald	(415) 676-6500
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report sales of approximately $35 million and a net loss for the fiscal first quarter of 2006 that is greater than consensus analyst estimates of $(0.06).

Design Within Reach, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 12, 2006	By	/s/ Vivian Macdonald
Vivian Macdonald
Vice President, Finance and Corporate Controller